                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 11-K



                                 ANNUAL REPORT



                        Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


                  For the fiscal year ended December 31, 1994


                         Commission File Number 1-12342




                 AirTouch Communications, Inc. Retirement Plan




                         AirTouch Communications, Inc.
                             One California Street
                            San Francisco, CA 94111

                               TABLE OF CONTENTS

                                  Description


Item                                                                   Page
- -----                                                                  ----
1.   Financial Statements and Exhibits                                  3

Item 1.  Financial Statements and Exhibits.

                 (a)      Financial Statements of the Plan included herein:

                          Report of Independent Accountants

                          Financial Statements:

                                  Statement of Net Assets Available for
                                  Benefits with Fund Information - December 31, 1994.

                                  Statement of Changes in Net Assests Available for Benefits with Fund Information - for the period ended December 31, 1994.

                                  Notes to Financial Statements

                          Schedules:

                                  Schedule 1 -- Item 27a - Schedule of Assets
                                  Held for Investment Purposes

                                  Schedule II - Item 27d - Schedule of
                                  Reportable Transactions

                                  Other schedules are omitted because they are not applicable or the information required is contained in the Financial Statements.

                 (b)      Exhibits:

                                  Exhibit
                                  Number            Description
                                  -------           -----------
                                    23              Consent of Independent
                                                    Accountants

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the AirTouch Communications, Inc. Retirement Plans Committee and the AirTouch Communications, Inc. Retirement Plan:

We have audited the accompanying statement of net assets available for benefits with fund information of the AirTouch Communications, Inc. Retirement Plan
(the Plan) as of December 31, 1994, and the related statement of changes in net assets available for benefits with fund information for the period April 1, 1994 (inception) to December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and the changes in net assets available for benefits for the period April 1, 1994 (inception) to December 31, 1994 in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1994 and reportable (5%) transactions for the period April 1, 1994 (inception) to December 31, 1994 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The separate fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and separate fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


San Francisco, California
May 5, 1995

                 AIRTOUCH COMMUNICATIONS, INC. RETIREMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                            as of December 31, 1994
                             (dollars in thousands)
                                _______________

                                                    AIRTOUCH      TELESIS                                       MONEY
                                                   STOCK FUND    STOCK FUND    GROWTH FUND    EQUITY FUND    MARKET FUND
                                                   ----------    ----------    -----------    -----------    -----------
            ASSETS

Investments at fair value:
  AirTouch Communications, Inc. common shares        $28,791
  Pacific Telesis Group common shares                    -         $15,233
  SIT New Beginning Growth Fund                          -             -         $21,131
  State Street S&P 500 Index Flagship Fund               -             -             -          $15,407
  State Street Yield Plus Fund                           -             -             -              -          $ 6,800
  State Street Bond Market Fund                          -             -             -              -              -
  State Street Balanced Fund                             -             -             -              -              -
  Short-term investments                                   5           254            29              4            149
                                                     -------       -------       -------        -------        -------
                                                      28,796        15,487        21,160         15,411          6,949
Investments at contract value:
  Contracts with insurance companies                     -             -             -              -              -
                                                     -------       -------       -------        -------        -------
        Total investments                             28,796        15,487        21,160         15,411          6,949

Contributions receivable - net of forfeitures          2,211           (63)        1,242            823          1,034
Fund and other transfers receivable - net                685           -              59             10            -
Dividends and interest receivable                        -             296           -              -              -
                                                     -------       -------       -------        -------        -------
        Total assets                                  31,692        15,720        22,461         16,244          7,983
                                                     -------       -------       -------        -------        -------
            LIABILITIES

Fund and other transfers payable - net                   -             616           -              -              571
                                                     -------       -------       -------        -------        -------
        Total liabilities                                -             616           -              -              571
                                                     -------       -------       -------        -------        -------
          Net assets available for
            plan benefits                            $31,692       $15,104       $22,461        $16,244        $ 7,412
                                                     =======       =======       =======        =======        =======

                                                                BALANCED     INTEREST
                                                   BOND FUND      FUND      INCOME FUND     TOTAL
                                                   ---------    --------    -----------     -----
            ASSETS

Investments at fair value:
  AirTouch Communications, Inc. common shares                                              $ 28,791
  Pacific Telesis Group common shares                                                        15,233
  SIT New Beginning Growth Fund                                                              21,131
  State Street S&P 500 Index Flagship Fund                                                   15,407
  State Street Yield Plus Fund                                                                6,800
  State Street Bond Market Fund                      $1,381                                   1,381
  State Street Balanced Fund                            -        $10,010                     10,010
  Short-term investments                                 52           88      $   506         1,087
                                                     ------      -------      -------      --------
                                                      1,433       10,098          506        99,840
Investments at contract value:
  Contracts with insurance companies                    -            -         10,244        10,244
                                                     ------      -------      -------      --------
        Total investments                             1,433       10,098       10,750       110,084

Contributions receivable - net of forfeitures           139          628           95         6,109
Fund and other transfers receivable - net               -            -            363         1,117
Dividends and interest receivable                       -            -            -             296
                                                     ------      -------      -------      --------
        Total assets                                  1,572       10,726       11,208       117,606
                                                     ------      -------      -------      --------
            LIABILITIES

Fund and other transfers payable - net                   31           79          -           1,297
                                                     ------      -------      -------      --------
        Total liabilities                                31           79          -           1,297
                                                     ------      -------      -------      --------
          Net assets available for
            plan benefits                            $1,541      $10,647      $11,208      $116,309
                                                     ======      =======      =======      ========

  The accompanying notes are an integral part of these financial statements.

                 AIRTOUCH COMMUNICATIONS, INC. RETIREMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
         for the period April 1, 1994 (inception) to December 31, 1994
                             (dollars in thousands)
                                _______________

                                                    AIRTOUCH      TELESIS                                       MONEY
                                                   STOCK FUND    STOCK FUND    GROWTH FUND    EQUITY FUND    MARKET FUND
                                                   ----------    ----------    -----------    -----------    -----------
Net assets available for benefits, April 1, 1994         -             -             -              -              -
                                                     -------       -------       -------        -------        -------
Employee Contributions/Salary Deferrals              $ 2,628           -         $ 1,684        $ 1,125        $   451
Employing Company Contributions                        6,388           -           2,023          1,340          2,088
Transfer from predecessor plan                        12,746       $20,218        18,601         13,451          6,196
                                                     -------       -------       -------        -------        -------
        Total contributions                           21,762        20,218        22,308         15,916          8,735

Dividend income                                          908           316           -              -              -
Interest income                                           10             4             1              1            194
Net appreciation (depreciation) of investments         5,132          (593)          990            739            -
                                                     -------       -------       -------        -------        -------
        Total additions - net                         27,812        19,945        23,299         16,656          8,929

Less distributions to participants                      (780)         (979)         (760)          (593)          (433)
Forfeitures and other adjustments - net                  373          (542)          (75)           (50)          (234)
                                                     -------       -------       -------        -------        -------
        Net increase before transfers                 27,405        18,424        22,464         16,013          8,262

Interfund transfers - net                              4,287        (3,320)           (3)           231           (850)
                                                     -------       -------       -------        -------        -------

            Net assets available for
              benefits, December 31, 1994            $31,692       $15,104       $22,461        $16,244        $ 7,412
                                                     =======       =======       =======        =======        =======
                                                                BALANCED     INTEREST
                                                   BOND FUND      FUND      INCOME FUND     TOTAL
                                                   ---------    --------    -----------     -----
Net assets available for benefits, April 1, 1994       -             -            -             -
                                                    ------       -------      -------      --------
Employee Contributions/Salary Deferrals             $  185       $   914          -        $  6,987
Employing Company Contributions                        251         1,134          -          13,224
Transfer from predecessor plan                       1,332         8,027      $12,120        92,691
                                                    ------       -------      -------      --------
        Total contributions                          1,768        10,075       12,120       112,902

Dividend income                                        -             -            -           1,224
Interest income                                        -               1          582           793
Net appreciation (depreciation) of investments          (1)          281          -           6,548
                                                    ------       -------      -------      --------
        Total additions - net                        1,767        10,357       12,702       121,467

Less distributions to participants                     (46)         (336)        (689)       (4,616)
Forfeitures and other adjustments - net                 38            50         (102)         (542)
                                                    ------       -------      -------      --------
        Net increase before transfers                1,759        10,071       11,911       116,309

Interfund transfers - net                             (218)          576         (703)          -
                                                    ------       -------      -------      --------

            Net assets available for
              benefits, December 31, 1994           $1,541       $10,647      $11,208      $116,309
                                                    ======       =======      =======      ========


  The accompanying notes are an integral part of these financial statements.

                 AIRTOUCH COMMUNICATIONS, INC. RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                _______________


1.       PLAN DESCRIPTION:

         The following description of the AirTouch Communications, Inc. Retirement Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description issued September 1, 1994, for a more complete description of the Plan's provisions, including the income tax consequences of participation and restrictions on early withdrawals from the Plan.

                 GENERAL:

                 Effective April 1, 1994, AirTouch Communications, Inc. (formerly PacTel Corporation) was spun off from Pacific Telesis Group. Effective with the spin off, AirTouch adopted the AirTouch Communications, Inc. Retirement Plan (the AirTouch Plan or the Plan) which is substantially similar to the PacTel Corporation Retirement Plan (the PacTel Plan). Concurrently, Pacific Telesis Group transferred its obligations as sponsor of the PacTel Plan to AirTouch and the associated assets and liabilities were transferred to the AirTouch Plan. These financial statements reflect the activity of the AirTouch Plan from April 1, 1994 (inception) to December 31, 1994. The Plan is a defined contribution plan covering eligible employees of participating subsidiary companies of AirTouch Communications, Inc. or its separate operating units participating in the Plan (Participating Entities). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                 ELIGIBILITY:

                 An employee is eligible to participate in the Plan if he or she (a) is an employee of a Participating Entity, and (b) has completed at least six consecutive months with at least 500 hours of service. Employees who are covered by a collective bargaining agreement that does not provide for Plan participation, employed by an AirTouch company that does not participate, leased employees or nonresident aliens (except if the Participating Entity expressly permits the employee to be a Plan member) are not eligible to participate.

                 SALARY DEFERRALS AND EMPLOYEE CONTRIBUTIONS:

                 A participant may elect either to contribute salary deferrals or make contributions to the Plan in the amount of any whole percentage (not to exceed 16 percent) of compensation. Contributions may be designated as before-tax deductions (Salary Deferrals) or as after-tax deductions (Employee Contributions). Any before-tax deductions reduce an employee's W-2 compensation for income tax purposes. However, they are taxable when distributed from the Plan, and they are subject to restrictions on in-service withdrawals. Before-tax deductions are limited to a maximum of $9,240 for 1994. This maximum allowable limit is subject to annual revision for cost-of-living increases. Before-tax deductions do not reduce an employee's compensation for FICA withholding (i.e., Social Security benefits) and most Participating Entity benefits.


                                   Continued

                 AIRTOUCH COMMUNICATIONS, INC. RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                _______________


1.       PLAN DESCRIPTION, continued:

                 SALARY DEFERRALS AND EMPLOYEE CONTRIBUTIONS, continued:

                 A participant may not make more than two elections in total to either authorize, change, suspend or resume employee deductions in any calendar year, except that a participant may always elect to suspend all salary deferrals or employee contributions.

                 PARTICIPATING ENTITY CONTRIBUTIONS:

                 The Plan provides four types of Company contributions:

                 (a) Basic Contributions -- Each participant will receive an allocation of Basic Contributions equal to a percentage between zero and six percent of compensation, depending on the rate selected by his or her Participating Entity.

                 (b) Matching Contributions -- Each participant will receive an allocation of Matching Contributions equal to a percentage between zero and 100 percent of the participant's Salary Deferral and Employee Contribution, depending on the matching rate selected by his or her Participating Entity. For this purpose, monthly Salary Deferrals and Employee Contributions on behalf of each participant in excess of six percent of his or her compensation for such month shall be disregarded.

                 (c) Variable Contributions -- If a Participating Entity elects to make a Variable Contribution for a calendar year, each participant who was employed at the end of the calendar year or who has died, attained retirement status or incurred a disability during such year will receive an allocation of Variable Contributions equal to a percentage of compensation determined by the Compensation and Personnel Committee of the Board of Directors. "Retirement Status" means attaining any age with 30 years of service, age 50 with 25 years of service, age 55 with 20 years of service, or age 65 with 10 years of service.

                 (d) QNEC Contributions -- If a Participating Entity elects to make Qualified Nonelective Contributions
                          (QNEC) to meet Internal Revenue Code
                          Nondiscrimination requirements, each nonhighly compensated participant employed by that entity will receive a QNEC allocation. The allocation will be a percentage of the participant's compensation or a fixed dollar amount per eligible participant.


                                   Continued

                 AIRTOUCH COMMUNICATIONS, INC. RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                _______________


1.       PLAN DESCRIPTION, continued:

                 INVESTMENT DIRECTIONS:

                 A participant's own deductions and share of Company contributions will be remitted to The Northern Trust Company (the Trustee) for investment under the Plan. A participant may direct the investment of his or her deductions and share of Company contributions, other than Matching Contributions, in increments of ten percent in one or more of the following Investment Funds:

                 (a)      The AirTouch Stock Fund
                 (b) The Telesis Stock Fund (closed to new contributions and incoming transfers April 1, 1994)
                 (c)      The Growth Fund
                 (d)      The Equity Fund
                 (e) The Interest Income Fund (closed to new contributions and incoming transfers July 1, 1992 to December 31,
                          1994)
                 (f)      The Money Market Fund
                 (g)      The Bond Fund
                 (h)      The Balanced Fund

                 Matching Contributions are invested entirely in the AirTouch Stock Fund. Effective January 1, 1995, new contributions and incoming transfers may be made to the Interest Income Fund.

                 A participant may, as of the first business day of any month, change investment directions as to future deductions and allocations of Company contributions and may redirect the investment of his or her total account among the eight investment funds, however, three months must pass between each such change. The election to make changes must be made at least 15 calendar days before the effective date of the change. Amounts may only be transferred in 10% increments from a fund. No amounts may be transferred from the Interest Income Fund to the Money Market Fund, Bond Fund, Telesis Stock Fund or AirTouch Stock Fund. No amounts may be transferred to the Interest Income Fund or the Telesis Stock Fund, and amounts attributable to the post-spin Company Match (which are solely invested in the AirTouch Stock Fund), may not be transferred from the AirTouch Stock Fund.


                                   Continued

                 AIRTOUCH COMMUNICATIONS, INC. RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                _______________


1.       PLAN DESCRIPTION, continued:

                 INVESTMENT DIRECTIONS, continued:

                 At spinoff, the following special one-time investment transfer options were offered:

                 o a participant could elect to transfer all or a portion from his or her Telesis Stock Fund account into any fund other than the Interest Income Fund; and/or

                 o        a participant could elect to:

                          - transfer all or a portion from his or her AirTouch Stock Fund into any fund other than the Interest Income Fund; or

                          - transfer all or a portion from any other fund (including the Interest Income Fund) to the AirTouch Stock Fund.

                 The participant's interest in the investment funds, except for the Interest Income Fund, is valued as of the last business day of each calendar month. The participant's interest in the Interest Income Fund is reported at contract value.

                 VESTING:

                 Employee contributions and QNECs are always fully vested. Other Company contributions are fully vested if, before the participant terminates employment, the participant dies, becomes disabled under the Company's Long-Term Disability Plan or attains age 65, receives payment from the Company's Severance Pay Plan, or the Plan is terminated or partially terminated.

                 Company contributions which do not so vest become vested and nonforfeitable pursuant to the following schedule:

                                                            PERCENTAGE
                          YEARS OF SERVICE                    VESTED
                          ----------------                  ----------
                          Less than 3 years                      0%
                          3 years but less than 4 years         60%
                          4 years but less than 5 years         80%
                          5 years or more                      100%

                 A participant receives credit for a year of service for each calendar year in which at least 1,000 hours of service are completed. Company contributions which are not yet vested will be forfeited when the participant terminates employment.


                                   Continued

                 AIRTOUCH COMMUNICATIONS, INC. RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                _______________


1.       PLAN DESCRIPTION, continued:

                 IN-SERVICE WITHDRAWALS:

                 While still an employee, a participant can withdraw all or part of the value of his or her Rollover Account and/or Employee Contribution Account. Additionally, a participant who is 100 percent vested in his or her Matching Account may withdraw all or part of such account exclusive of the amounts attributable to the post-spin company match. Withdrawals from a participant's Rollover Account, Employee After-Tax Contributions or Matching Contributions Account may be made for any reason. Withdrawals from the participants' Employee Pre-Tax Contributions account can be made by participants over the age of 59 1/2 or by participants who have incurred a serious financial hardship. Other than withdrawals from the participants' Employee Pre-Tax Contributions account, a participant cannot make more than two withdrawals in any period of 12 consecutive months. A participant who makes a withdrawal from any account other than the participants' Employee Pre-Tax Contributions account is not eligible to receive Matching Contributions for a six-month period, regardless of the participant's age. A participant under the age of 59 1/2 who makes a withdrawal from the participants' Employee Pre-Tax Contributions account is not eligible to receive Matching Contributions for a six-month period. Participants over the age of 59 1/2 who receive withdrawals from their Employee Pre-Tax Contributions Accounts continue to be eligible to receive Matching Contributions. All withdrawals are made pro rata from the various investment types. Withdrawals made before the age of 59 1/2 may be subject to tax penalty.

                 PAYMENTS ON TERMINATION OF EMPLOYMENT:

                 If a participant terminates employment after he or she is fully vested in all accounts, the entire amount in his or her accounts will be distributed in a single sum to the participant or, in the case of the participant's death, to the participant's beneficiary. If a participant terminates employment before he or she is fully vested in all accounts, the vested portion of such accounts will be distributed in a single sum and the nonvested portion will be forfeited.

                 A participant or beneficiary may elect to receive the single sum distribution as of the close of the calendar month in which termination of employment or death occurred. If the value of the participant's account exceeds $3,500, the participant may elect to receive the distribution on any later date no later than April 1 following the calendar year the participant reaches the age of 70 1/2, and a beneficiary may elect to receive the distribution on any later date no later than five years after the participant's death. However, if the beneficiary is the participant's spouse, the beneficiary may elect to receive the distribution on the latest date that the participant could have elected to receive the distribution. If the value of a participant's account does not exceed $3,500, the participant or his or her beneficiary will receive the distribution as of the close of the calendar month in which termination of employment or death occurred.


                                   Continued

                 AIRTOUCH COMMUNICATIONS, INC. RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                _______________


1.       PLAN DESCRIPTION, continued:

                 METHOD OF DISTRIBUTION AND WITHDRAWAL:

                 A participant's vested Plan Benefit shall be distributed in the form of a single lump sum in cash except that, if any portion of the Plan Benefit is invested in the Telesis Stock Fund or the AirTouch Stock Fund, the participant may elect to receive such Plan Benefit in whole shares of common stock held by the fund, with cash for any fractional shares.

                 If a participant ceases to be an employee before becoming 100 percent vested in Company accounts, the nonvested portion of each Company account constitutes a forfeiture during the plan year in which the employment terminated. Forfeitures arising from Company contributions other than the Variable Contribution are applied in the following order:

                 (a) to restore allocations for participants improperly excluded from such allocations.

                 (b)      to restore forfeitures for reinstated employees; and

                 (c)      to reduce future Company contributions.

                 Forfeitures arising from the Variable Contribution are added to the current year's Variable Contribution.

                 RESTORATION OF FORFEITED AMOUNTS:

                 Forfeitures will be restored to the participant's accounts if the participant is reemployed before incurring a permanent service break (five consecutive calendar years during which the participant does not complete more than 500 hours of service in each calendar year). Reinstatement is made from other forfeitures of former employees of the Participating Entity which reemployed the participant.

                 BENEFICIARIES:

                 A participant may designate one or more beneficiaries to receive a distribution in case of his or her death.

                 STATEMENTS OF ACCOUNT:

                 Statements are prepared and distributed quarterly.

                 VOTING:

                 A participant will have the right to instruct the Trustee how to vote the shares of AirTouch Communications stock and Pacific Telesis Group stock allocated to the participant's account under the AirTouch Stock Fund and Telesis Stock Fund respectively.


                                   Continued

                 AIRTOUCH COMMUNICATIONS, INC. RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                _______________


1.       PLAN DESCRIPTION, continued:

                 ACCEPTANCE OF TAX-FREE ROLLOVERS:

                 Participants or Eligible Employees may make a rollover of the taxable portion of a eligible rollover distribution from a qualified plan or IRA by contributing all or part of that portion in cash to this plan. The rollover does not qualify for a Matching Contribution.

2.       ACCOUNTING POLICIES:

         The fair value of investments is determined as follows:

                 o Shares or equivalent shares in the AirTouch Stock Fund and Telesis Stock Fund are reported on the basis of the last published sales price per share at month-end as reported on the New York Stock Exchange composite tape.

                 o The Growth Fund, the Equity Fund, the Money Market Fund, the Bond Fund and the Balanced Fund own units of investment funds held by the investment manager. The underlying investments are valued based on published sources where available or, if not available, from other sources considered reliable.

                 o Short term investments are valued by the Trustee at cost, which approximates market.

         Contracts with insurance companies in the Interest Income Fund are reported at contract value which is principal plus reinvested interest, less distributions.

         Purchases and sales of securities and units of investment funds are reflected as of the trade date.

         Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

         Expenses of the Plan, with the exception of the Growth Fund, are paid directly by the Corporation and, as such, are not reflected in the accounts of the Plan. However, brokerage fees, transfer taxes and other fees incident to the purchase and sale of securities are deemed part of the cost of the securities or shall be deducted from the sale proceeds, as the case may be. Fees charged by the Growth Fund are in accordance with the fund's prospectus.

         Realized gains or losses and the change in unrealized appreciation (depreciation) of the investments of the Plan are presented in the statement of changes in net assets available for benefits as net appreciation/(depreciation) of investments.


                                   Continued

                 AIRTOUCH COMMUNICATIONS, INC. RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                _______________


2.       ACCOUNTING POLICIES, continued:

         Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not been paid as of the year-end are included in net assets available for benefits. As the Department of Labor requires these amounts to be reported as a liability on the Form 5500, the following reconciles net assets available for benefits between these financial statements and the Form 5500:

                                                            DECEMBER 31,
                                                                1994
                                                            ------------
                                                           (in thousands)
                  Net assets available for Plan benefits
                    per financial statements                  $116,309
                  Amounts allocated to withdrawing
                    participants                                  (440)
                                                              --------
                  Net assets available for Plan benefits
                    per Form 5500                             $115,869
                                                              ========

         Similarly, the distributions to participants amount reflected in the statement of changes in net assets available for benefits is reconciled to the Form 5500 as follows:

                                                            FOR THE
                                                          PERIOD ENDED
                                                        DECEMBER 31, 1994
                                                        -----------------
                                                          (in thousands)
                  Distributions to participants per
                    financial statements                     $4,616
                  Benefits due:
                    End of period                               440
                                                             ------
                  Distributions to participants per
                    Form 5500                                $5,056
                                                             ======

3.       TAX STATUS:

         The Company has established and intends to maintain the Plan and related trust in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has applied for a favorable determination from the Internal Revenue Service with respect to its tax exempt status. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                 AIRTOUCH COMMUNICATIONS, INC. RETIREMENT PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            as of December 31, 1994
                                _______________


                                                DESCRIPTION
      IDENTITY OF ISSUE                        OF INVESTMENT                          COST         CURRENT VALUE
      -----------------                        -------------                          ----         -------------
AirTouch Communications, Inc.*          Common Stock                              $23,691,401       $28,790,820

Pacific Telesis Group                   Common Stock                              $13,638,737       $15,232,766

SIT New Beginning Growth Fund           Mutual Fund                               $19,218,490       $21,130,879

State Street S&P 500 Index              Collective Trust Fund                     $13,624,005       $15,407,381
  Flagship Fund

State Street Yield Plus Fund            Collective Trust Fund                     $ 6,799,619       $ 6,799,619

State Street Bond Market Fund           Collective Trust Fund                     $ 1,343,679       $ 1,380,565

State Street Balanced Fund              Collective Trust Fund                     $ 9,134,529       $10,010,104

John Hancock Life Ins. Co.              GAC 6082, 6.61% matures 12/31/96          $ 2,199,829       $ 2,199,829

Metropolitan Life Ins. Co.              GA#12050, 8.9% matures 12/31/95           $ 3,161,528       $ 3,161,528

Mutual Life Insurance Company           GAC #MM71160  8.46% matures
  of New York                           12/31/94                                  $ 1,631,871       $ 1,631,871

Provident Life & Accident               #627-05395 rate 6.44%, matures
                                        12/31/96 & 12/31/97                       $ 1,652,935       $ 1,652,935

Prudential Insurance Company            GA-7756-211 5.39% matures 12/31/98        $ 1,597,756       $ 1,597,756

State Street                            Short Term Fund                           $    10,000       $    10,000

Northern Trust Co. *                    Short Term Investment Fund                $ 1,078,229       $ 1,078,229

* party-in-interest

                 AIRTOUCH COMMUNICATIONS, INC. RETIREMENT PLAN
              ITEM 27d - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
         for the period April 1, 1994 (inception) to December 31, 1994
                                _______________


                                                                                                   EXPENSE
                                                                                                   INCURRED
                                                                PURCHASE    SELLING     LEASE        WITH
IDENTITY OF PARTY INVOLVED          DESCRIPTION OF ASSETS         PRICE      PRICE     RENTAL    TRANSACTION
- --------------------------          ---------------------       --------    -------    ------    -----------
AirTouch Communications, Inc.    Common stock:                   $25.09*        -         -        $14,873
                                   448,111 shares bought
                                     in 47 transactions
                                   2,091 shares sold in
                                     5 transactions                 -        $25.73*      -        $   106

Northern Trust Co.               Collective short-term
                                   investment fund
                                     279 purchases               $    1         -         -            -
                                     330 sales                      -        $    1       -            -
                                                 CURRENT VALUE
                                                  OF ASSET ON
                                    COST OF       TRANSACTION     NET GAIN
IDENTITY OF PARTY INVOLVED           ASSET           DATE         OR (LOSS)
- --------------------------           -----       -------------    ---------
AirTouch Communications, Inc.     $11,242,687     $11,242,687          -



                                  $    48,198     $    53,803       $5,499

Northern Trust Co.

                                  $20,202,625     $20,202,625          -
                                  $21,745,617     $21,745,617          -

* Average price

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                         AirTouch Communications, Inc.
                                         Retirement Plan

                                         By:  AirTouch Communications, Inc.
                                              (Plan Administrator)

                                         By:  /s/ Lydell L. Christensen
                                              --------------------------------
                                              Lydell L. Christensen
                                              Executive Vice President and
                                              Chief Financial Officer

Date:  June 29, 1995

                                 Exhibit Index


         Exhibit
         Number                         Description
         -------                        -----------
           23                           Consent of Independent
                                        Accountants